

October 22, 2014

Via E-mail
Karl McDonnell
Chief Executive Officer
Strayer Education, Inc.
2303 Dulles Station Boulevard
Herndon, VA 20171

>   **Re: Strayer Education, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed February 26, 2014**
>   **Response dated October 8, 2014**
>   **File No. 000-21039**

Dear Mr. McDonnell:

We have reviewed your response letter and have the following comments. As noted in our letter dated September 3, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Revenue Recognition, page 39

1.   We note your response to comment 1. Please disclose the criteria for initial and continuing eligibility in the Graduation Fund program.

Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 52

2.   Revise to disclose your refund policy for all services provided.

3.   With respect to the education services provided by Strayer Education, please tell us if you reassess collectability of tuition and fees after a student withdraws from a course, the institution, or otherwise loses Title IV eligibility. To help us better understand your accounting policy, please provide us with the following information:
   - tell us about the academic terms for online and campus-based institutions and if classes are taken simultaneously or consecutively;
   - tell us how you are notified when a student withdraws from a course and/or the institution and how you determine that a student has officially withdrawn from the institution;
   - tell us how revenue is recognized for a particular course if a student withdraws from the institution before and after the institution's refund period elapses, if any;
   - tell us how revenue is recognized for a particular course if a student withdraws from the institution before earning 100% of the Federal Student Aid funds he or she was scheduled to receive during the period; and
   - tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

Note 5. Restricted Cash, page 52

4.   Please tell us and disclose the amounts of any funds restricted for return of Title IV funds to the Department of Education. If not considered restricted funds, please advise us of the rationale.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Carlos Pacho for

                                        Larry Spirgel
                                        Assistant Director